SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Sybase, Inc.
(Name of Subject Company)
Sheffield Acquisition Corp.
a wholly-owned subsidiary of
SAP America, Inc.
a wholly-owned subsidiary of
SAP AG
(Name of Filing Persons, Offerors)
Common Stock, par value $0.001 per share,
Associated Preferred Stock Purchase Rights
(Title of Class of Securities)
871130100
(CUSIP Number of Class of Securities)
Michael Junge
General Counsel
SAP AG
Dietmar-Hopp-Allee 16
D-69190 Walldorf
Federal Republic of Germany
+49 6227 74 7474
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Daniel R. Mitz, Esq.
Jonn R. Beeson, Esq.
Kevin B. Espinola, Esq.
Jones Day
1755 Embarcadero Road
Palo Alto, CA 94303
Telephone: (650) 739-3939
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Tender Offer Statement on Schedule TO is being filed by SAP AG, an Aktiengesellschaft organized under the laws of Germany, SAP America, Inc., a Delaware corporation (“SAP America”), and Sheffield Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of SAP America, pursuant to General Instruction D to Schedule TO.
Additional Information
      This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Sybase’s common stock described in this announcement has not commenced. At the time the offer is commenced, Sheffield Acquisition Corp., a subsidiary of SAP America, Inc., SAP America, Inc. and SAP AG will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC), and Sybase will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed with respect to the tender offer with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany , Telephone: +49 6227 744872. The solicitation/recommendation statement and related documents may be obtained for free by directing such requests to Sybase, Inc., Attention: Dan Cohen, One Sybase Drive, Dublin, CA 94568, Telephone: +1-925-236-5000.
ITEM 12. EXHIBITS

(a)(5)(A)*	Joint press release issued by SAP AG and Sybase, Inc. dated May 12, 2009

(a)(5)(B)*	Ad hoc disclosure issued by SAP AG dated May 12, 2009

(a)(5)(C)	Transcript of joint investor and media conference call by senior management of SAP AG and Sybase, Inc. held on May 12, 2010

(a)(5)(D)	Transcript of joint investor and media conference call by senior management of SAP AG and Sybase, Inc. held on May 13, 2010

(a)(5)(E)	Sybase, Inc. Q&A

*	Previously filed

EXHIBIT INDEX

Exhibit No.	Exhibit

(a)(5)(A)*	Joint press release issued by SAP AG and Sybase, Inc. dated May 12, 2009

(a)(5)(B)*	Ad hoc disclosure issued by SAP AG dated May 12, 2009

(a)(5)(C)	Transcript of joint investor and media conference call by senior management of SAP AG and Sybase, Inc. held on May 12, 2010

(a)(5)(D)	Transcript of joint investor and media conference call by senior management of SAP AG and Sybase, Inc. held on May 13, 2010

(a)(5)(E)	Sybase, Inc. Q&A

*	Previously filed